China Xiniya Fashion Limited Reports 2013 First Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—May 20, 2013—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the first quarter of 2013. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

First Quarter 2013 Highlights

•         Revenue in the first quarter of 2013 increased by 4.2% to RMB221.2 million, as compared to RMB212.3 million in the first quarter of 2012, which is within the prior guidance of 1%-5%.

•         Gross margin was 30.7% in the first quarter of 2013 as compared to 34.1% in the first quarter of 2012.

•         Profit before taxation in the first quarter of 2013 declined by 19.9% to RMB46.4 million as compared to RMB57.9 million in the first quarter of 2012.

•         Net profit in the first quarter of 2013 declined by 23.1% to RMB33.2 million as compared to RMB43.2 million in the first quarter of 2012.

•         Earnings per ADS were $0.09 in the first quarter of 2013 as compared to $0.12 per ADS in the first quarter of 2012, which is within the prior guidance of $0.05-$0.09 per ADS.

•         Xiniya’s network of authorized retailers had a net reduction of 34 retail outlets in the first quarter of 2013, consisting of 37 new retail outlets opened and 71 retail outlets closed. The total number of authorized retail outlets was 1,676 as of March 31, 2013.

Recent developments

  The Company successfully held its Fall and Winter Collections Sales Fair on April 15, 2013, in Xiamen City, Fujian Province. The Company’s distributors and authorized retailers in attendance placed their purchase orders for Xiniya’s latest fall/winter collections. Xiniya exhibited over 2,000 new products during the week-long sales fair including apparel, shoes, bags and accessories for distributors and authorized retailers to select from based on each store’s location, climate and local consumer taste. Deliveries will take place during the second half of 2013. The distributors will then either deliver these products to authorized retailers or display them in their own retail outlets. The results of the sales fair will be announced soon.

  The Company successfully renewed the celebrity endorsement contact with leading cantopop star Jacky Cheung for an additional ten-month period commencing on March 1, 2013 through December 31, 2013. Mr. Cheung has represented the Xiniya brand since October 2007.

  In order to improve sales performance in Inner Mongolia and Hebei provinces, the Company is going to reorganize its distribution system in these two provinces and consolidate their management under the distributor in Beijing. The Company and its existing distributors in Inner Mongolia and Hebei provinces mutually agreed to cease their business relationship immediately after these distributors fulfill their obligation to distribute the 2013 spring and summer collections to the authorized retailers. The Company has put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia and Hebei provinces. Its distributor in Beijing will be responsible for the delivery of the 2013 fall and winter collections and beyond. As of March 31, 2013, the Company had 42 and 41 authorized retail outlets in Inner Mongolia and Hebei provinces, respectively.

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Guidance

•         Revenue in RMB for the second quarter of 2013 is expected to be in the range between -4% to +1%.

•         Earnings per ADS in the second quarter of 2013 are expected to be in the range between -$0.03 to +$0.01.

“We expect China’s economic softening will continue to affect consumer demand for apparel in China in 2013,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “The aggressive discounting offered by other menswear brands has exacerbated the situation in the near-term and reduced the profitability of our authorized retailers. The challenges faced by our authorized retailers is affecting the confidence of our distributors and authorized retailers, which may in turn lead to declining orders to be placed with us. The enthusiasm generally exhibited by our partners in opening new retail outlets and the willingness to maintain existing ones has softened. While this sentiment has impacted our bottom line, I believe the impact will be temporary and that we will eventually benefit from our strategy that focuses on adapting our business to an ever changing retail landscape.”

“In order to adapt to these challenging conditions, we will continue to implement our shop rack subsidy initiative to retain our existing retailers as well as attract prospective retailers to join us. This has been further supported by initiatives put in place to expand the store size of our existing authorized retail outlets. We also reduced the recommended retail prices of our 2013 Spring and Summer Collections by approximately 2% so that our products are more price competitive with those of our competitors. Furthermore, we will continue to support our distributors by increasing our sales rebates and extending the credit period from 30 to 90 days to 30 to 120 days for all our distributors in 2013.  We are confident that we will be able to overcome these short-term challenges and that these initiatives will provide the necessary support that our distributors and authorized retailers need as we continue to pursue long-term sustainable growth.”

First Quarter 2013 Results

Revenue for the first quarter of 2013 was RMB221.2 million, compared with revenue of RMB212.3 million for the first quarter of 2012, which represents a 4.2% increase. The Company delivered approximately 1.18 million units to it’s distributors during the first quarter of 2013, compared with 1.20 million units during the first quarter of 2012. The total retail outlet count as of March 31, 2013 was 1,676. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2012	As of March 31, 2013
Company-operated flagship stores	2	2
Managed by distributors	113	109
Distributor-operated flagship stores	5	5
Managed by authorized retailers	1,590	1,560
Total outlet count	1,710	1,676

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Gross profit decreased to RMB67.8 million in the first quarter of 2013 from RMB72.3 million in the first quarter of 2012. Gross margin was 30.7% in the first quarter of 2013 as compared with 34.1% in the first quarter of 2012. The decrease in gross margin was primarily due to the reduced prices offered by the Company on its 2013 spring and summer collections and the rebates offered by Xiniya to further enhance its distributors’ and retailers’ ability to compete in a currently challenging retail environment.

Interest and other income was RMB4.2 million in the first quarter of 2013 as compared to RMB5.1 million in the first quarter of 2012. The decrease was mainly due to the lower time deposits of RMB390 million placed with banks in the first quarter of 2013 as compared to time deposits of RMB480 million placed with banks in the first quarter of 2012.

Selling and distribution expenses in the first quarter of 2013 increased to RMB16.9 million from RMB11.2 million in the first quarter of 2012. Such increase was mainly due to increases in rack expenses for authorized retail outlets of RMB4.6 million, brand consulting expenses of RMB0.8 million and freight expenses of RMB0.3 million.

  As part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished since July 2011. During the first quarter of 2013, the Company paid for shop rack, signage and various outlet-related accessories for 37 new retail outlets and refurbished 28 existing retail outlets, which includes expanding floor space for seven existing retail outlets, as compared to 23 new retail outlets and 24 refurbished retail outlets during the first quarter of 2012.  The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help attract new consumers and improve the presentation of Xiniya’s products all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB11.5 million, or 5.2% of revenue, in the first quarter of 2013, compared with RMB6.9 million, or 3.3% of revenue during the first quarter of 2012.

  The brand consulting expenses were related to consultancy fees paid to an external consultant who devised promotional plans and activities for authorized retail outlets. These promotional plans and activities are expected to enhance retail sales of the authorized retail outlets and reduce inventory levels at the retail channels.

Administrative expenses increased to RMB8.8 million in the first quarter of 2013 from RMB8.3 million in the first quarter of 2012, primarily due to increases in staff salaries.

Profit before taxation was RMB46.4 million in the first quarter of 2013, compared with RMB57.9 million in the first quarter of 2012.

Income tax expense in the first quarter of 2013 was RMB13.1 million, compared with RMB14.7 million in the first quarter of 2012.

Profit after taxation for the first quarter of 2013 was RMB33.2 million, compared with RMB43.2 million in the first quarter of 2012.  Earnings per ADS were $0.09 in the first quarter of 2013, compared to $0.12 per ADS in the first quarter of 2012.

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Financial Position

As of March 31, 2013, the Company had cash and cash equivalents of RMB1.0 billion, and time deposits held at banks with maturities of more than three months of RMB220.0 million.

As of March 31, 2013, the Company had trade receivables of RMB225.2 million, arising entirely from sales during the first quarter of 2013.  Trade receivables outstanding as of December 31, 2012 have been fully collected as of March 31, 2013.

Prepayments to suppliers are prepayments paid to the contract manufacturers for 2013 spring and summer orders. The decrease in these prepayments from December 31, 2012 is primarily due to offsets with payables to the contract manufacturers during the first quarter of 2013.

Deposits received from distributors are payments made by distributors for 2013 spring and summer orders placed with the Company. The decrease in these deposits from December 31, 2012 is primarily due to offsets trade receivables from these distributors during the first quarter of 2013.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on May 20, 2013, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA:  1866 978 9970

- China:   8008 0361 03

- Hong Kong: 3027 5500

- International access: +852 3027 5500

Participant PIN Code: 448615#

A live webcast of the conference call will be available on:  http://www.mzcan.com/cancast/us/index.php?id=usXNY_25&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through May 27, 2012 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

- Hong Kong:   +852 3027 5520

- China: 800 876 5016

- USA: 1866 753 0743

Conference Reference: 168218#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2078 on March 31, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on March 31, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended March 31
	2012 RMB Unaudited	2013 RMB Unaudited	2013 USD Unaudited

Revenue	212,339	221,166	35,627
Cost of sales	(140,030)	(153,360)	(24,704)
Gross profit	72,309	67,806	10,923

Interest and other income	5,050	4,219	680
Selling and distribution expenses	(11,152)	(16,896)	(2,722)
Administrative expenses	(8,326)	(8,777)	(1,414)
Profit before taxation	57,881	46,352	7,467
Income tax expense	(14,652)	(13,125)	(2,114)
Profit for the period	43,229	33,227	5,353
Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(516)	(259)	(42)
Total comprehensive income for the period	42,713	32,968	5,311
Earnings per share - basic and diluted (in RMB)	0.19	0.15	—
Earnings per ADS – basic and diluted (in USD)	0.12	—	0.09

Weighted average shares outstanding in the period (‘000)	230,759	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	57,690	56,929	56,929

One ADS represents four ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of March 31,
	2012	2013	2013
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	15,512	14,235	2,293
Intangible assets	12,695	10,206	1,644
Deposit for land use right	8,854	8,854	1,426
Total non-current assets	37,061	33,295	5,363

Current assets
Cash and cash equivalents	1,096,103	1,012,475	163,097
Time deposits held at banks with maturity over three months	50,000	220,000	35,439
Trade receivables	351,989	225,203	36,278
Prepayments to suppliers	88,894	31,790	5,121
Inventories	10,157	91,340	14,714
Other receivables and prepayments	14,141	15,942	2,568
Total current assets	1,611,284	1,596,750	257,217

Total assets	1,648,345	1,630,045	262,580

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,617
Statutory reserve	112,138	112,138	18,064
Currency translation reserve	(19,122)	(19,381)	(3,122)
Retained earnings	790,837	824,327	132,789
Total equity	1,403,007	1,436,238	231,360

Current liabilities
Trade payables	90,563	113,506	18,285
Deposits received from distributors	101,600	53,700	8,650
Other payables and accruals	34,034	13,476	2,171
Current income tax payable	19,141	13,125	2,114
Total current liabilities	245,338	193,807	31,220

Total equity and liabilities	1,648,345	1,630,045	262,580

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Three months ended March 31
	2012	2013	2013
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Profit before taxation	57,881	46,352	7,467
Adjustments for:
Depreciation for property, plant and equipment	1,093	1,292	208
Amortization for intangible assets	—	613	98
Loss on disposal of property, plant and equipment	23	—	—
Interest income	(4,364)	(3,671)	(591)
Foreign exchange gains	(409)	(276)	(44)
Share-based compensation	493	263	42
Operating profit before working capital changes	54,717	44,573	7,180
Decrease in trade receivable	134,814	126,786	20,424
Decrease in prepayments to suppliers	40,510	57,104	9,199
Increase in inventories	(38,070)	(81,183)	(13,078)
Increase in other receivables and prepayments	(6,625)	(1,204)	(194)
Increase in trade payables	18,875	22,943	3,696
Decrease in deposits received from distributors	(46,300)	(47,900)	(7,716)
Decrease in other payables and accruals	(15,531)	(20,558)	(3,312)
Cash generated by operating activities	142,390	100,561	16,199
Income tax paid	(37,508)	(19,141)	(3,083)
Net cash generated by operating activities	104,882	81,420	13,116
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(220,000)	(170,000)	(27,385)
Proceeds from the disposal of property, plant and equipment	52	—	—
Acquisition of property, plant and equipment	(369)	(15)	(2)
Proceeds from VAT refund related to intangible assets	—	1,876	302
Interest received	7,317	3,074	495
Net cash used in investing activities	(213,000)	(165,065)	(26,590)
Cash flows from financing activities:
Purchase of treasury shares	(2,126)	—	—
Net cash used in financing activities	(2,126)	—	—

Net decrease in cash and cash equivalents	(110,244)	(83,645)	(13,474)
Cash and cash equivalents at beginning of the period	1,031,930	1,096,103	176,569
Exchange (losses)/gains on cash and cash equivalents	(107)	17	2
Cash and cash equivalents at end of the period	921,579	1,012,475	163,097

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